Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131163
PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 20, 2006)
NovaStar Financial, Inc.
286,645 Shares
Common Stock
Rescission Offer

        This prospectus supplement updates certain information contained in our prospectus dated January 20, 2006 relating to our offer to rescind the previous purchase of certain shares of our common stock pursuant to our Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). This prospectus supplement is not complete and should be read in conjunction with the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that information in this prospectus supplement modifies and supersedes the information contained in the prospectus. Capitalized terms not defined in this prospectus supplement shall have the meaning assigned to such term in the prospectus.
      The purpose of this prospectus supplement is to extend the expiration date of the Rescission Offer. The Rescission Offer was originally scheduled to expire at 5:00 p.m., Central time, on February 21, 2006. We have extended the expiration date of the Rescission Offer until 5:00 p.m., Central time, on March 30, 2006 (the “Expiration Date”). All references to the Expiration Date in this prospectus supplement, the prospectus and the Rescission Offer Acceptance Form that accompanied the prospectus shall mean 5:00 p.m., Central time, on March 30, 2006.
      Our common stock is listed on the New York Stock Exchange under the trading symbol “NFI.” The last reported sale price of our common stock (as reported on the New York Stock Exchange) on February 15, 2006 was $26.06 per share.
      YOU MAY ELECT TO ACCEPT THE RESCISSION OFFER, IN WHOLE OR IN PART, AS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU DO NOT NEED TO TAKE ANY ACTION TO REJECT THE RESCISSION OFFER. IF YOU FAIL TO RESPOND TO THE RESCISSION OFFER BY THE EXPIRATION DATE, YOU WILL BE DEEMED BY US TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY PREVENT YOU FROM MAINTAINING AN ACTION AGAINST US IN CONNECTION WITH SHARES OF OUR COMMON STOCK PURCHASED PURSUANT TO THE PLAN ON THE APPLICABLE DATES.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of the prospectus.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 17, 2006

RECENT DEVELOPMENTS
      On February 9, 2006, we announced the postponement of our previously announced fourth quarter earnings release and conference call. During the course of reviewing our year-end financial results and in discussion with our independent auditors we have decided to obtain legal opinions to further support certain tax positions. We have consulted with our outside tax counsel and believe we will receive these legal opinions. Upon obtaining such opinions, we will issue our fourth quarter earnings release and conduct a conference call. We do not anticipate a delay in the filing of our Annual Report on Form 10-K, which is due on March 16, 2006.
      We have extended the expiration date of the Rescission offer until 5:00 p.m., Central time, on March 30, 2006 in order to allow current and former Plan participants, who are eligible to participate in the Rescission Offer, additional time to evaluate whether to accept or reject the Rescission Offer.
      Certain information appearing under the captions “QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER,” “THE RESCISSION OFFER” and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” in the prospectus is hereby modified and superseded by the following information.
QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER
If I haven’t taken action with respect the Rescission Offer, may I still do so?
      Yes. You may accept or reject the Rescission Offer at anytime prior to the new Expiration Date (5:00 p.m., Central time, on March 30, 2006). See “THE RESCISSION OFFER — How to Accept or Reject the Rescission Offer” below for an explanation of the actions you must take to accept or reject the Rescission Offer.
Do I have to take any action with respect to the Rescission Offer before the original expiration date (5:00 p.m., Central time, on February 21, 2006)?
      No. The expiration date of the Rescission Offer is being extended until 5:00 p.m., Central time, on March 30, 2006 without the need for any action by you or on your behalf.
Can I change my decision if I have previously accepted or rejected the Rescission Offer?
      Yes. See “THE RESCISSION OFFER — How to Accept or Reject the Rescission Offer” below for an explanation of the actions you must take to accept or reject the Rescission Offer.
If I continue to hold shares of NovaStar Financial, Inc. common stock purchased pursuant to the Plan on an Applicable Date, will the market value of such shares on the original expiration date (5:00 p.m., Central time, on February 21, 2006) be a factor in determining whether accepting the Rescission Offer is economically beneficial to me?
      No. The market value of the shares you continue to hold on the new Expiration Date (5:00 p.m., Central time, on March 30, 2006) will determine whether acceptance of the Rescission Offer with respect to such shares is economically beneficial to you. See “THE RESCISSION OFFER — Terms of the Rescission Offer” below for an explanation of the proceeds you will receive if you properly accept the Rescission Offer.
Who can I call to answer my questions or to request another copy of the prospectus or Rescission Offer Acceptance Form?
      You may call Jeffrey D. Ayers, the Rescission Administrator, at (816) 237-7000, Monday through Friday between 9:00 a.m. and 5:00 p.m., Central time, prior to the Expiration Date if you have questions about the Rescission Offer or need to obtain another copy of the prospectus or the Rescission Offer Acceptance Form.

When will I receive payment for my shares if I properly accept the Rescission Offer?
      If you properly accept the Rescission Offer, we will mail you a check for the proceeds to which you are entitled on or before April 7, 2006. If you hold shares subject to the Rescission Offer through a DTC participant, we will mail the check for the proceeds to the DTC participant, and you should contact your DTC participant about having the proceeds properly credited to your account.
When does the Rescission Offer expire?
      The Rescission Offer will expire at 5:00 p.m., Central time, on March 30, 2006, unless we elect to further extend the Rescission Offer, in which case we will file another prospectus supplement with the Commission and mail a copy to you.
THE RESCISSION OFFER
Terms of the Rescission Offer
      If you elect to accept the Rescission Offer with respect to shares that you have already sold at a loss, you will receive an amount equal to the amount you paid for the shares less the proceeds of the sale, plus interest, less dividends that you received or that you were entitled to receive prior to such sale. Interest will be paid on the amount originally paid for the shares during the period from the date of purchase of the shares until the date of sale of such shares. Interest will also be paid on the loss realized from the date of sale of the shares through the date that payment is made.
      The interest rate will be determined according to federal law because we believe that no violation of state securities laws occurred in connection with the purchases and sales of our common stock subject to the Rescission Offer. The interest rate will be the weekly average 1-year constant maturity Treasury yield, as published by the Board of Governors of the Federal Reserve System, for the calendar week that includes the Expiration Date. For the week ending February 10, 2006, the interest rate would have been 4.67%.
      If you elect to accept the Rescission Offer with respect to shares that you continue to hold, you will receive an amount equal to the amount you paid for the shares, plus interest for the period from the date you purchased the shares through the date payment is made, less dividends that you received or that you are entitled to receive.
      If you no longer hold all the shares of our common stock acquired pursuant to the Plan on the Applicable Dates, we will only repurchase those shares that are not deemed sold. Shares are deemed sold in the order in which you purchased them. In order to determine which shares are eligible for repurchase, all shares acquired on your behalf pursuant to the Plan on the Applicable Dates will be matched against all sales of shares on or after the Applicable Dates by matching the first share acquired with the first share sold. Only those purchases that do not have matching sales are eligible for repurchase as part of the Rescission Offer. You are entitled to payment for those shares that are deemed sold at a loss. In order to determine the amount payable with respect to shares that are sold, the Rescission Administrator will use the same procedure as is used to determine which shares are eligible for repurchase.
      Since the first Applicable Date, we have paid cash dividends of $1.40 per share to holders of record of our common stock on each of May 13, 2005, August 12, 2005, November 8, 2005 and December 30, 2005. The amount and timing of future dividends are determined by our Board of Directors based on REIT tax requirements and business trends at the time.
      The Rescission Offer will expire at 5:00 p.m., Central time, on March 30, 2006, unless we elect to further extend the Rescission Offer, in which case we will file another prospectus supplement with the Commission and mail a copy to you.
      If you properly accept the Rescission Offer, we will mail you a check for the proceeds to which you are entitled on or before April 7, 2006. If you hold shares subject to the Rescission Offer through a DTC participant, we will mail the check for the proceeds to the DTC participant, and you should contact your DTC participant about having the proceeds properly credited to your account.
      As of February 15, 2006, the closing sale price of our common stock (as reported on the New York Stock Exchange) was $26.06 per share. For the fifty-two week period ending on such date, the per share sales price of our common stock ranged from a high of $48.60 to a low of $24.08.
How to Accept or Reject the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

How to accept the Rescission Offer
      Acceptance of the Rescission Offer is optional if you purchased shares of our common stock pursuant to the Plan on an Applicable Date. Generally, acceptance of the Rescission Offer is economically beneficial only if you have sold shares purchased on an Applicable Date at a loss and the loss you incurred exceeds the amount of dividends which you received or that you were entitled to receive in connection with such shares, or if you continue to hold shares purchased on the Applicable Dates, the market value of our common stock on the Expiration Date is less than the price you paid on the Applicable Dates, plus interest, less dividends that you received or that you are entitled to receive. You may accept the Rescission Offer in whole or in part. If you accept the Rescission Offer in part and change your decision and want to accept the Rescission Offer with respect to additional shares of our common stock, you can do this by completing and submitting another Rescission Offer Acceptance Form for such additional shares. In the event you elect to accept the Rescission Offer, you must complete the “Rescission Offer Acceptance Form” and return it to the attention of NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, Attention: Jeffrey D. Ayers. We must receive your properly completed Rescission Offer Acceptance Form and all other required documentation before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer. We will, in our sole discretion, determine whether your Rescission Offer Acceptance Form has been properly completed and whether your acceptance of the Rescission Offer will be accepted or rejected.
      Certain shares of our common stock sold pursuant to the Plan on the Applicable Dates were registered in the name of the Depository Trust Company or its nominee, which we refer to in this prospectus as “DTC.” DTC facilitates the clearance and settlement of transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. If you purchased, and still hold, shares of our common stock subject to the Rescission Offer through an account maintained by a DTC participant and you desire to accept the Rescission Offer, you should contact your DTC participant promptly and instruct it to accept the Rescission Offer on your behalf. See “Special procedures for DTC participants” below.
      If you currently own shares subject to the Rescission Offer and you hold certificates for such shares, you must enclose with the Rescission Offer Acceptance Form the certificates for the shares to be repurchased by us, properly endorsed for transfer, with your signature guaranteed by an eligible guarantor institution such as a commercial bank, trust company, securities broker dealer, credit union or savings & loan that is a member of the Medallion Signature Guarantee Program. If the Plan Administrator is presently holding certificates for the shares to be repurchased by us, or the Plan Administrator holds such shares in book-entry form, your signature on the Rescission Offer Acceptance Form must be guaranteed as described above. If you decide to accept the Rescission Offer and intend to use the mail to return your stock certificates to us, we recommend that you use insured registered mail, return receipt requested.
      If you have already sold shares subject to the Rescission Offer at a loss, you must enclose with the Rescission Offer Acceptance Form proof reasonably satisfactory to us evidencing the bona fide sale of such shares to a third party, including the sale price for such shares. Satisfactory proof of the sale price of such shares may take the form of a receipt from the broker, dealer or other person conducting the sale. The sale price may have been paid in either cash or property. If the sale price was paid in property, the price will be deemed to be the fair market value of such property at the time of sale. If the proof of the sale price is not reasonably satisfactory to us, we may require additional proof. In addition, we may require evidence that any sale of such shares was a bona fide transfer to a third party.
      If you hold the shares of common stock subject to the Rescission Offer through a broker or other nominee who accepts the Rescission Offer on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

How to reject the Rescission Offer
      You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer, in whole or in part, after having submitted the Rescission Offer Acceptance Form then you may reject the Rescission Offer by sending a notice that includes your name, signature, address, social security number or taxpayer identification number, a clear indication that you are rejecting the Rescission Offer and the shares to which the rejection relates to the attention of NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, Attention: Jeffrey D. Ayers. We must receive this notice of rejection before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your elections on the Rescission Offer Acceptance Form(s).
      If a DTC participant accepted the Rescission Offer on your behalf by submitting a Rescission Offer Acceptance Form and you want to reject the Rescission Offer, then you must instruct the DTC participant to submit a notice of rejection according to the procedure described above.
      If we receive a notice of rejection before the Expiration Date and you had enclosed certificates for shares of common stock with your Rescission Offer Acceptance Form, we will promptly return the certificates to you.
      IF YOU FAIL TO NOTIFY US IN WRITING OF YOUR ACCEPTANCE OF THE RESCISSION OFFER PRIOR TO THE EXPIRATION DATE (OR ONLY ACCEPT THE RESCISSION OFFER IN PART), YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER WITH RESPECT TO THE SHARES OF COMMON STOCK THAT YOU DID NOT ACCEPT. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY NOT TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER FEDERAL SECURITIES LAWS. HOWEVER, FEDERAL LAW DOES PROVIDE THAT YOU MAY LOSE ANY RESCISSION RIGHTS UNDER FEDERAL SECURITIES LAWS ONE YEAR FROM THE DATE OF PURCHASE OF SUCH SHARES AND THREE YEARS FROM THE DATE SUCH SHARES WERE BONA FIDE OFFERED TO THE PUBLIC.

Special procedures for DTC participants
      To accept the Rescission Offer on behalf of a beneficial owner of shares of our common stock registered in the name of DTC, a DTC participant must:

•	complete the Rescission Offer Acceptance Form and return it to us along with:

•	for all shares you want us to rescind that have been previously sold at a loss, proof reasonably satisfactory to us evidencing the bona fide sale of such shares to a third party, including the sale price for such shares; and

•	initiate a Deposit/Withdrawal At Custodian (“DWAC”) transaction to transfer to us the shares of our common stock that are registered in the name of DTC and being repurchased by us pursuant to the Rescission Offer. We will notify the DTC participant of the date that the DWAC transaction should be initiated. Upon instruction from us, the Plan Administrator will approve DWAC transactions to effect the transfer of such shares.

      Satisfactory proof of sale may take the form of a receipt from the broker, dealer or other person conducting the sale. The signature of a DTC participant on the Rescission Offer Acceptance Form is not required to be guaranteed if the DTC participant is a member of the Medallion Signature Guarantee Program and the DTC participant affixes its Medallion stamp on the Rescission Offer Acceptance Form.
      IF A DTC PARTICIPANT FAILS TO NOTIFY US IN WRITING OF YOUR ACCEPTANCE OF THE RESCISSION OFFER ON OR PRIOR TO THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “continue,” “anticipate,” “intend,” “may,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions or the negative of those terms, although not all forward-looking statements contain these identifying words. Statements regarding the following subjects contained or incorporated by reference in this prospectus supplement or the prospectus are forward-looking by their nature:

•	our business strategy;

•	our ability to manage risk, including credit risk;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of funds from operations;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.
      You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this prospectus supplement or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, but are not limited to:

•	those identified under the “Risk Factors” section of the prospectus;

•	those identified from time to time in our public filings with the Commission;

•	our ability to generate sufficient liquidity on favorable terms;

•	the size and frequency of our securitizations;

•	interest rate fluctuations on our assets that differ from those on our liabilities;

•	increases in prepayment or default rates on our mortgage assets;

•	changes in assumptions regarding estimated loan losses and fair value amounts;

•	changes in origination and resale pricing of mortgage loans;

•	our compliance with applicable local, state and federal laws and regulations or opinions of counsel relating thereto and the impact of new local, state or federal legislation or regulations or opinions of counsel relating thereto or court decisions on our operations;

•	the initiation of margin calls under our credit facilities;

•	the ability of our servicing operations to maintain high performance standards and to maintain appropriate ratings from rating agencies;

•	our ability to expand origination volume while maintaining an acceptable level of overhead;

•	our ability to adapt to and implement technological changes;

•	the stability of residential property values;

•	the outcome of litigation or regulatory actions pending against us or other legal contingencies;

•	the impact of losses resulting from natural disasters; and

•	the impact of general economic conditions.
      We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus supplement or the prospectus after the date of this prospectus supplement, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed or incorporated by reference in this prospectus supplement or the prospectus. We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in the prospectus under the caption “Risk Factors” and in our periodic reports on Form 10-Q and Form 10-K, including under the captions “Risk Factors” and “Safe Harbor Statement,” which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement and the prospectus.